424(b)(3)
                                                              No. 33-90998-01
                          CNL INCOME FUND XVIII, LTD.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 9, 1997 and the Prospectus Supplement dated August 6, 1997. CAPITALIZED TERMS USED IN THIS SUPPLEMENT HAVE THE SAME MEANING AS IN THE PROSPECTUS UNLESS OTHERWISE STATED HEREIN.

         ALL SUBSCRIPTIONS ARE FOR THE PURCHASE OF UNITS OF CNL INCOME FUND XVIII, LTD. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

         Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of August 21, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after August 21, 1997, will be reported in a subsequent Supplement.

                                  THE OFFERING

SUBSCRIPTION PROCEDURES

         As of August 21, 1997, CNL XVIII had received total subscription proceeds of $25,106,127 (2,510,613 Units) from 1,222 Limited Partners. As of August 21, 1997, the proceeds had been invested or committed for investment in 19 Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses. As of August 21, 1997, CNL XVIII had incurred $1,129,776 in Acquisition Fees to an Affiliate of the General Partners.

                                    BUSINESS

PENDING INVESTMENTS

         As of August 21, 1997, CNL XVIII had an initial commitment to acquire one property consisting of land and building. The initial commitment for the Golden Corral property in Destin, Florida, was entered into on August 19, 1997. The acquisition of this property is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that this property will be acquired by CNL XVIII. If acquired, the lease of this property is expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

         Set forth below are summarized terms expected to apply to the lease for this property. More detailed information relating to this property and its related lease will be provided at such time, if any, as the property is acquired.


AUGUST 26, 1997                        PROSPECTUS DATED MAY 9, 1997



                   Lease Term and
Property           Renewal Options       Option          Minimum Annual Rent                  Percentage Rent
--------           ---------------       ------          -------------------                  ---------------
Golden Corral      15 years; four      10.75% of Total   for each lease year, 5% of the       during the first through
Destin, FL         five-year renewal   Cost (1)          amount by which annual               years and seventh lease
Restaurant to be   options                               gross sales exceed a to be           the tenth through fifteenth
constructed                                              determined breakpoint                lease years only



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FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.